As filed with the Securities and Exchange Commission on August 4, 2004

Registration No. 333-_____

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

_________________

Journal Communications, Inc.
(Exact name of Registrant as specified in its charter)

Wisconsin	20-0020198
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

333 West State Street
Milwaukee, Wisconsin 53203
(414) 224-2616
(Address, including zip code, and
telephone number, including area code, of
Registrant's principal executive offices)

_________________

Steven J. Smith	With a copy to:
Chairman and Chief Executive Officer	Benjamin F. Garmer, III
Journal Communications, Inc.	Russell E. Ryba
333 West State Street	Foley & Lardner LLP
Milwaukee, Wisconsin 53203	777 East Wisconsin Avenue
(414) 224-2425	Milwaukee, Wisconsin 53202
(Name, address, including zip code, and telephone number,	(414) 271-2400
including area code, of agent for service)

_________________

        Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  |_|

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestments plans, check the following box.  |X|

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  |_|

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  |_|

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  |_|

_________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Class B Common Stock, $.01 par value	3,500,000 Shares	$15.95	$55,285,000	$7,073.03

(1) Estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for purposes of calculating the registration fee based upon the average of the high and low sale prices of the Registrant’s Class A Common Stock (into which the Class B Common Stock is convertible on a one-for-one basis) on the New York Stock Exchange on August 19, 2004.

_________________

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued August 25, 2004

3,500,000 Shares

[JOURNAL COMMUNICATIONS, INC. LOGO]

CLASS B COMMON STOCK

_________________

        This prospectus relates to the offering, which is not being underwritten, of up to 3,500,000 shares of our class B common stock held by some of our shareholders in the “B market” under our articles of incorporation. Our class B common stock is not listed on any stock exchange or quoted on any organized over-the-counter market. Our class A common stock, into which the class B common stock is convertible following certain public sale restriction periods and after first offering to sell it under the procedures set forth in our articles of incorporation (i.e., the “B market”), is listed on the NYSE under the symbol “JRN.” On August 24, 2004, the reported closing price of our class A common stock on the NYSE was $16.87 per share.

        The price at which the selling shareholders may sell their class B common stock in the “B market” under our articles of incorporation is the closing price of our class A common stock as reported by the New York Stock Exchange on the applicable “option event date.” The “option event date” will be the date of receipt by our transfer agent of a properly completed sales offer (offer to sell/request to convert) form (which our articles of incorporation defines as a “voluntary transfer/conversion notice”) or, if a minimum price is designated, the first date on which the closing price of the class A common stock as reported by the New York Stock Exchange equals or exceeds the indicated minimum price. We will not receive any of the proceeds from any sale of the class B common stock by the selling shareholders.

        This prospectus is a part of a shelf registration statement that we filed with the Securities and Exchange Commission to allow our affiliates to sell shares of their class B common stock in the “B market” under our articles of incorporation if they so desire. As of the date of this prospectus, each of the selling shareholders has indicated to us that he or she has no current intention to sell shares in the “B market.”

_________________

        Investing in our class B common stock involves risks. See “Risk Factors” beginning on page 8.

_________________

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_________________

The date of this prospectus is ________ __, 2004

TABLE OF CONTENTS

	Page		Page
Forward-Looking Statements	1	Selling Shareholders	20
Where You Can Find More Information	2	Description of Capital Stock	21
Prospectus Summary	3	Plan of Distribution	37
The Offering	5	Legal Matters	38
Risk Factors	8	Experts	38
Use of Proceeds	19

_________________

        On May 9, 2003, the Wisconsin corporation then known as Journal Communications, Inc. and now known as The Journal Company (which we refer to as “Old Journal”), formed a wholly owned subsidiary then known as The Journal Company and now known as Journal Communications, Inc. (which we refer to as “New Journal”) for the purposes of facilitating the permanent capital transaction (as we describe below).

        On September 29, 2003, the shareholders of Old Journal (including the Journal Employees Stock Trust (“JESTA”)), Matex Inc. and the Abert Family Journal Stock Trust (the latter two of which we refer to as the “Grant family shareholders”) effected a share exchange with New Journal pursuant to which JESTA and the Grant family shareholders exchanged each share of their Old Journal common stock for three shares of class B common stock (divided as equally as possible into class B-1 common stock and class B-2 common stock) and following which Old Journal became a wholly owned subsidiary of New Journal (we refer to this transaction as the “share exchange”). JESTA then terminated and distributed the class B common stock that it received in the share exchange to its former unitholders on a three-shares-for-one-unit basis, with such shares divided as equally as possible into class B-1 common stock and class B-2 common stock. Each class B-1 and class B-2 share is identical except for restrictions on when a holder can convert them into class A common stock and sell them to the public. Under the public sale restriction periods in our articles of incorporation, with certain limited exceptions, class B-1 and class B-2 shares may not be converted until after September 17, 2004 or March 16, 2005, respectively. There is no public trading market for the class B common stock, although shares can be offered for sale to eligible purchasers under our articles of incorporation.

        Immediately after the share exchange and immediately before the termination of JESTA and the closing of the initial public offering, the Grant family shareholders exchanged approximately 41.5% of their class B shares they received in the share exchange for 3,264,000 shares of class C common stock.

        After the completion of our share exchange and the termination of JESTA, we effected an initial public offering of 19,837,500 shares of our class A common stock, of which 19,441,500 shares were sold by us and 396,000 by the Abert Family Journal Stock Trust. Net proceeds to us were approximately $266.6 million. In connection with our initial public offering, the class A common stock was listed for trading on the New York Stock Exchange.

        On October 3, 2003, we commenced a tender offer to purchase up to 22,674,401 shares, or approximately $340.1 million worth of our class B-1 common stock. The tender offer expired on November 3, 2003 and we purchased and immediately retired 19,999,752 shares, or approximately $300.0 million (plus related expenses) worth of class B-1 common stock. The purpose of the tender offer was to allow our class B shareholders, who are employee and former employee investors, to obtain liquidity for a certain portion of their shares so that they could reduce their personal debt previously incurred to purchase units of beneficial interest in JESTA. We believe the public offering and the tender offer, after 121 years of private ownership, strengthen our capital structure and allow for greater financial flexibility to enhance our businesses, while also enabling us to continue to benefit from the strengths of significant ownership by our employees.

        We refer to these series of transactions described above collectively as the “permanent capital transaction.”

-i-

        We use the terms “class B common stock” and “class B shares” to refer to the class B-1 and class B-2 common stock, collectively, that we are offering in this prospectus. We use the terms “class A common stock” and “class A shares” to refer to our class A common stock that is listed on the New York Stock Exchange under the symbol “JRN.” As we describe under “Description of Capital Stock,” the class B shares are subject to restrictions on conversion. After expiration of those restrictions, each class B-1 and class B-2 share will become convertible at the option of the holder into one share of class A common stock following certain public sale restriction periods and after first offering to sell it in the “B market” under our articles of incorporation. We use the terms “class C common stock” and “class C shares” to refer to our class C common stock. We use the term “common stock” to refer to the class A common stock, class B common stock and class C common stock, collectively.

-ii-

FORWARD-LOOKING STATEMENTS

        We make certain statements in this prospectus that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in that Act, and we are including this statement for purposes of those safe harbor provisions. These forward-looking statements may be found in the sections of this prospectus entitled “Prospectus Summary” and “Risk Factors” and generally include all statements other than statements of historical fact, including statements regarding our future financial position, business strategy, budgets, projected revenues and expenses, expected regulatory actions and plans and objectives of management for future operations. We use words such as “may,” “will,” “intend,” “anticipate,” “believe,” or “should” and similar expressions in this prospectus to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors could cause actual results to differ materially from those expressed or implied by those forward-looking statements. Among such risks, uncertainties and other factors that may impact us are those described in “Risk Factors” and the following:

•	changes in advertising demand;

•	changes in newsprint prices and other costs of materials;

•	changes in federal or state laws and regulations or their interpretations (including changes in regulations governing the number and types of broadcast and cable system properties, newspapers and licenses that a person may control in a given market or in total);

•	changes in legislation or customs relating to the collection, management and aggregation and use of consumer information through telemarketing and electronic communication efforts;

•	the availability of quality broadcast programming at competitive prices;

•	changes in network affiliation agreements;

•	quality and rating of network over-the-air broadcast programs available to our customers;

•	effects of the loss of commercial inventory resulting from uninterrupted television news coverage and potential advertising cancellations due to war or terrorist acts;

•	effects of the rapidly changing nature of the publishing, broadcasting, telecommunications, and printing industries, including general business issues, competitive issues and the introduction of new technologies;

•	effects of bankruptcies and government investigations on customers for our telecommunications wholesale services;

•	the ability of regional telecommunications companies to expand service offerings to include intra-exchange services;

•	changes in interest rates;

•	the outcome of pending or future litigation;

•	energy costs;

•	the availability and effect of acquisitions, investments, and dispositions on our results of operations or financial condition; and

•	changes in general economic conditions.

We caution you not to place undue reliance on these forward-looking statements, which we have made as of the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        Old Journal has filed, and we have filed and will file, annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. SEC filings of New Journal and Old Journal are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference room in Washington, D.C. at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

        Additionally, we have filed a registration statement on Form S-3 with the SEC. This prospectus is part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement.

        We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede information contained in this prospectus.

        We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2003;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 28, 2004 and June 27, 2004;

•	our Current Reports on Form 8-K dated February 5, February 10, May 28 and June 9, 2004;

•	the description of our class A common stock contained in our Item 1 of our Registration Statement on Form 8-A, dated September 22, 2003, and any amendment or report updating that description; and

•	the description of our class B common stock contained in our Current Report on Form 8-K, dated September 29, 2003.

You may request a copy of any of these filings, at no cost, by writing to Paul Kritzer, Vice President, Secretary and General Counsel-Media, Journal Communications, Inc., 333 W. State Street, Milwaukee, Wisconsin 53203, or by calling Mr. Kritzer at (414) 224-2374.

        You should rely only on the information contained or incorporated by reference in this prospectus or to which we have referred you to. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell the shares of class B common stock. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the class B common stock.

PROSPECTUS SUMMARY

        This summary contains certain information regarding our business and also highlights selected information contained elsewhere in this prospectus. Because this is a summary, it is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us, we encourage you to read this prospectus in its entirety, especially the risks of investing in our class B common stock discussed under “Risk Factors” and our consolidated financial statements, including the notes thereto, incorporated by reference in this prospectus. See “Where You Can Find More Information.”

Our Company

        Founded in 1882, we are a diversified media and communications company with operations in publishing, radio and television broadcasting, telecommunications and printing services. We publish the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the Milwaukee metropolitan area, and more than 90 community newspapers and shoppers in eight states. We own and operate 38 radio stations and six television stations in 11 states and have signed an agreement to purchase WGBA-TV and to assume an existing local marketing agreement for WACY-TV, both located in the Green Bay/Appleton (Wisconsin) market, which we expect to close in October 2004. Through our telecommunications segment, we own and operate a regional fiber optic network in the upper Midwest, provide integrated data communications solutions for small and mid-size businesses and offer network transmission solutions for other service providers. We also provide a wide range of commercial printing services, including publications, professional journals and documentation material, as well as electronic publishing, kit assembly and fulfillment. In addition, we operate niche businesses in label printing and direct marketing services. In 2003, we completed the permanent capital transaction, which included the listing of our class A common stock on the New York Stock Exchange and which was designed to facilitate strategic expansion of our business and reduction of personal debt accumulated to purchase the shares held by our employee and former employee shareholders.

        In 2003, our total operating revenue was $798.3 million, 58.6 % of which was generated from our publishing and broadcasting operations, 18.7% from telecommunications and 22.7% from printing services and other operations.

Class B Shares

        Shares of our class B common stock are generally subject to restrictions on conversion into our class A common stock for certain initial time periods. After expiration of those restrictions, each class B-1 and class B-2 share will become convertible at the option of the holder into one share of class A common stock following certain public sale restriction periods and after first offering to sell it in the “B market” under our articles of incorporation. With limited exceptions, class B-1 shares cannot be converted until after September 17, 2004, and class B-2 shares cannot be converted until after March 16, 2005.

        With certain limited exceptions, in order to sell class B shares, or to convert class B shares into class A shares following the expiration of the public sale restriction periods, class B shareholders must first provide our transfer agent with a properly completed sales offer form (a “voluntary transfer/conversion notice”). Upon submission of such form/notice, the following persons will have options to purchase the shares subject to that form/notice, in the following order: (i) our employee benefit plans; (ii) employee eligibles (our active employees and our directors); (iii) Matex Inc. (one of the Grant family shareholders); and (iv) us. Persons wishing to buy class B shares must have listed themselves as active buyers for up to a set number or specified dollar amount of shares on a register maintained by our transfer agent. Offers to sell are matched with purchasers, provided one or more active purchasers are then available, within three business days after the “option event date” for a sales offer form/notice. If a purchase option is exercised, then the class B shares will be sold to the eligible purchaser and remain class B shares. If no purchase option is exercised, then the shareholder can (i) retain the class B shares, or (ii) after the expiration of the public sale restriction periods, convert the class B shares into class A shares, which would be freely transferable (subject to applicable law).

Recent Developments

        In June 2004, we completed a follow-on equity offering of 6,725,000 shares of our class A common stock at $18.25 per share. Net proceeds to us were approximately $116 million.

        On June 15, 2004, we completed a tender offer for our class B common stock at $18.55 per share, in which we purchased 8,005,203 shares, or $148.5 million worth of our class B common stock. We conducted the tender offer to allow our class B shareholders to obtain liquidity for a certain portion of their shares prior to the expiration of the public sale restriction periods so that (i) we could reduce the potential sales into the public market of class A shares and (ii) our employee and former employee shareholders could further reduce or eliminate their personal debt previously incurred to purchase JESTA units prior to the permanent capital transaction.

_________________

        Our principal executive offices are located at 333 West State Street, Milwaukee, Wisconsin 53203, and our telephone number is (414) 224-2616. Our web site is www.jc.com. Information contained on our web site is not incorporated by reference into this prospectus, and you should not consider information on our web site as part of this prospectus.

THE OFFERING

Class B common stock offered by certain shareholders	Up to 3,500,000 shares
Common stock outstanding as of August 23, 2004
(excluding 8,676,705 class B shares owned by Old Journal) (1):
Class A common stock	26,926,496 shares
Class B common stock(2)	45,290,618 shares
Class C common stock(3)	3,264,000 shares
Voting rights
Class A common stock	One vote per share
Class B common stock	10 votes per share
Class C common stock	Two votes per share
Dividend policy	Our board of directors expects to continue to
declare dividends on our common stock, in its
discretion and in light of all relevant factors,
including earnings, general business conditions
and working capital requirements. Pursuant to
our articles of incorporation, each class of
common stock has equal rights with respect to
cash dividends, except that dividends on class C
shares are cumulative and will not be less than
$0.57 per year.
Use of Proceeds	We are registering the class B shares for resale
by the selling shareholders. We will not
receive any cash proceeds from any sale of the
class B shares by the selling shareholders.
Absence of market for the class B shares	Our class B common stock is not listed on any
stock exchange or quoted on any organized
over-the-counter market. Our class A common
stock, into which the class B common stock is
convertible following certain public sale
restriction periods and after first offering to
sell it in the "B market" under our articles of
incorporation, is listed on the NYSE under the
symbol "JRN." We currently have no intention to
apply to list the class B shares on any
securities exchange or to seek their admission
to trading on any automated quotation system.

    (1)        Pursuant to applicable state law, the class B shares held by Old Journal are not entitled to vote.

    (2)        9,741,509 shares of class B-1 common stock and 35,549,109 shares of class B-2 common stock.

    (3)        Each class C share is convertible at any time into, at the option of the holder, either (i) 1.363970 shares of class A common stock or (ii) a combination of 0.248243 shares of class A common stock and 1.115727 shares of class B common stock.

SUMMARY FINANCIAL DATA

        The following table presents our summary consolidated historical financial data. The data set forth below has been derived from our consolidated financial statements, including the notes thereto. The unaudited interim period financial data includes all adjustments, consisting of only normal adjustments that management considers necessary for the fair presentation of the consolidated financial position and results of operations for the interim periods shown. You should not consider results for the two quarters ended June 27, 2004 to be indicative of results for the fiscal year ending December 26, 2004. This table should be read together with our other financial information, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, including the notes thereto, incorporated by reference in this prospectus. See “Where You Can Find More Information.” Fox Cities Newspapers and IPC Communication Services, S.A. have been reflected as discontinued operations in all years presented.

	Year Ended December 31,					Two Quarters Ended(2)
	1999(1)	2000	2001	2002	2003	June 29, 2003	June 27, 2004
	(in thousands, except per share amounts)
Statement of Earnings Data:
Operating revenue:
Publishing	$347,137	$345,321	$320,615	$311,138	$316,976	$154,462	$160,270
Broadcasting	130,857	149,886	134,801	152,749	150,744	69,908	76,889
Telecommunications	101,428	126,586	151,992	148,674	149,538	74,119	72,361
Printing services	91,663	107,334	114,612	97,841	85,958	43,421	39,191
Other	82,275	90,105	86,767	90,974	95,073	47,351	51,981

Total operating revenue	753,360	819,232	808,787	801,376	798,289	389,261	400,692
Operating expense	642,806	710,041	724,683	687,303	684,880	341,566	338,943

Operating earnings	110,554	109,191	84,104	114,073	113,409	47,695	61,749
Net earnings(3)	$69,449	$66,384	$47,757	$57,920	$66,793	$27,689	$36,530

Diluted Earnings Per Shares(4)
Continuing operations before
accounting change(3)	$0.85	$0.81	$0.59	$0.82	$0.80	$0.36	$0.47
Net earnings(3)	$0.84	$0.82	$0.57	$0.73	$0.80	$0.36	$0.47
Balance Sheet Data:
Total assets	$638,506	$687,035	$730,778	$744,752	$747,175	$742,741	$733,322
Total debt	$12,115	$--	$4,420	$90,775	$84,000	$75,640	$76,735
Shareholders' equity	$465,697	$508,519	$532,880	$476,544	$463,750	$488,684	$457,127
Other Financial Data:
Depreciation	$36,657	$38,710	$40,882	$44,726	$46,381	$22,934	$22,360
Amortization	$8,940	$11,408	$10,814	$1,909	$2,241	$834	$912
EBITDA(5)	$156,151	$159,309	$135,800	$160,708	$162,031	$71,463	$85,021
Capital expenditures	$68,529	$96,758	$90,172	$53,169	$39,685	$27,885	$14,749
Dividends	$31,286	$36,765	$37,866	$31,597	$44,080	$15,549	$10,477
Cash Flow Data:
Net cash provided by (used for):
Operating activities	$117,481	$133,123	$118,411	$86,060	$128,675	$53,983	$63,329
Investing activities	$(199,893)	$(94,030)	$(108,144)	$(51,409)	$(40,366)	$(26,292)	$(15,183)
Financing activities	$(38,798)	$(33,035)	$(11,918)	$(31,714)	$(88,320)	$(30,684)	$(50,442)

(1)	From June 14, 1999, includes three radio stations in Wichita, Kansas; one radio station in Arkansas City, Kansas; one radio station in Augusta, Kansas; two radio stations in Springfield, Missouri; one radio station in Sparta, Missouri; two radio stations in Tulsa, Oklahoma; one radio station in Henryetta, Oklahoma; and two radio stations in Omaha, Nebraska. Also includes one television station in Palm Springs, California from August 1, 1999.

(2)	Prior to fiscal 2004, we divided our calendar year into 13 four-week accounting periods (except that the first and thirteenth periods were longer or shorter to the extent necessary to make each accounting year end on December 31), and we followed a practice of reporting our quarterly information at the end of the third accounting period (our first quarter), at the end of the sixth accounting period (our second quarter), and at the end of the tenth accounting period (our third quarter). Beginning with fiscal 2004, we maintain a 52-53 week fiscal year ending on the last Sunday in December of each year, with four quarterly reporting periods, each consisting of thirteen weeks and ending on a Sunday. The results of the two quarters ended June 29, 2003 have been presented on a basis which conforms to the quarterly reporting of operating results adopted effective January 1, 2004.

(3)	Effective January 1, 2002, we adopted Statement No. 142, “Goodwill and Other Intangible Assets.” See footnote (3) to “Selected Financial Data.” Had Statement No. 142, been applied retroactively as of January 1, 1999, our adjusted net earnings would have been $73,365, $71,907, $53,287, $57,920, $66,793, $27,689 and $36,530 for fiscal 1999 through 2003 and the two quarters ended June 29, 2003 and June 27, 2004, respectively; and our adjusted diluted earnings per share for the same periods would have been $0.89, $0.88, $0.63, $0.73, $0.80, $0.36 and $0.47, respectively (giving effect to the three-for-one share exchange ratio in the permanent capital transaction).

(4)	Gives effect to the three-for-one share exchange ratio in the permanent capital transaction.

(5)	We define EBITDA as net earnings plus provision for income taxes, total other income and expense, gain/loss from discontinued operations, net, cumulative effect of accounting change, net, depreciation and amortization. We believe the presentation of EBITDA is relevant and useful because it helps improve our investors’ ability to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. Our management uses EBITDA, among other things, to evaluate our operating performance, to value prospective acquisitions and as a component of incentive compensation targets for certain management personnel. In addition, our lenders use EBITDA as one of the measures of our ability to service our debt. EBITDA is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States. EBITDA should not be considered in isolation of, or as a substitute for, net earnings as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

        The following table presents a reconciliation of our consolidated net earnings to consolidated EBITDA:

	Year Ended December 31,					Two Quarters Ended(2)
	1999(1)	2000	2001	2002	2003	June 29, 2003	June 27, 2004
	(in thousands)
Net earnings	$69,449	$66,384	$47,757	$57,920	$66,793	$27,689	$36,530
Provision for income taxes	44,537	44,162	35,860	49,418	45,149	18,692	24,354
Total other (income) and expense	(4,227)	(884)	(1,235)	(339)	1,467	1,314	865
(Gain) loss from discontinued
operations, net	795	(471)	1,722	565	--	--	--
Cumulative effect of accounting
change, net	--	--	--	6,509	--	--	--
Depreciation	36,657	38,710	40,882	44,726	46,381	22,934	22,360
Amortization	8,940	11,408	10,814	1,909	2,241	834	912

EBITDA	$156,151	$159,309	$135,800	$160,708	$162,031	$71,463	$85,021

RISK FACTORS

        An investment in our class B common stock involves risks. You should carefully consider the risks we describe below before deciding to invest in our class B common stock. The market price of our class A common stock, which directly correlates with the price of our class B common stock under our articles of incorporation, could decline due to any of these risks, in which case you could lose all or part of your investment. In assessing these risks, you should also refer to the other information included and incorporated by reference in this prospectus, including our consolidated financial statements and the notes thereto.

Risks Relating to Our Diversified Media Business

Decreases in advertising spending, resulting from economic downturn, war, terrorism or other factors, could adversely affect our financial condition and results of operations.

        Approximately 59% of our revenue in 2003 was generated from the sale of local, regional and national advertising appearing in our newspapers and shoppers and for broadcast on our radio and television stations. Advertisers generally reduce their advertising spending during economic downturns, so a recession or economic downturn could have an adverse effect on our financial condition and results of operations. Also, our advertising revenue tends to decline in times of national or local crisis because our radio and television stations broadcast more news coverage and sell less advertising time. For example, the threatened outbreak of hostilities in Iraq in March 2003 and the war itself had a negative impact on our broadcast results due to reduced spending levels by some advertisers, cancellations by some advertisers for the duration of war coverage and elimination of advertising inventory available from our television networks during their continuous coverage of the war. As a result, the war in Iraq, additional terrorist attacks or other wars involving the United States could adversely affect our financial condition and results of operations.

        Additionally, some of our printed publications and our radio and television stations generate a large percentage of their advertising revenue from a limited number of sources, including the automotive industry, political advertising and professional sports contracts. As a result, even in the absence of a recession or economic downturn, adverse changes specifically affecting these advertising sources could significantly reduce advertising revenue and have a material adverse affect on our financial condition and results of operations.

        In addition, our advertising revenue and circulation revenue depend upon a variety of other factors specific to the communities that we serve. Changes in those factors could negatively affect those revenues. These factors include, among others, the size and demographic characteristics of the local population, the concentration of retail stores, and local economic conditions in general. If the population demographics, prevailing retail environment, or local economic conditions of a community served by us were to change adversely, revenue could decline and our financial condition and results of operations could be adversely affected. This is especially true with respect to the metropolitan Milwaukee market, which is served by our daily newspaper, the Milwaukee Journal Sentinel, one of our television stations, two of our radio stations and a number of our community newspapers and shoppers, and from which we derived approximately 38% of our operating revenue in 2003.

Our diversified media businesses operate in highly competitive markets, and we may lose market share and advertising revenue to competing newspapers, radio and television stations, as well as to other types of media competitors or through consolidation of media competitors.

        Our diversified media businesses operate in highly competitive markets. Our newspapers, shoppers, radio stations and television stations compete for audiences and advertising revenue with other newspapers, shoppers, radio stations and television stations, as well as with other media such as magazines, cable television, satellite television, satellite radio, outdoor advertising, the Internet and direct mail. Some of our current and potential competitors have greater financial, marketing, programming and broadcasting resources than we do.

        In newspapers and shoppers, our revenue primarily consists of advertising and paid circulation. Competition for advertising expenditures and paid circulation comes from local, regional and national newspapers, shoppers, magazines, broadcast and cable television, radio, direct mail, yellow pages, the Internet and other media. Competition for newspaper advertising revenue is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels, while competition for circulation is based largely upon the content of the newspaper, its price, editorial quality and customer service. On occasion, our businesses compete with each other for regional and local advertising, specifically in the Milwaukee market. Our local and regional competitors in community newspapers and shoppers are typically unique to each market, but we have many competitors for advertising revenue that are larger and have greater financial and distribution resources than us. Circulation revenue and our ability to achieve price increases for our print products are affected by competition from other publications and other forms of media available in our various markets, declining consumer spending on discretionary items like newspapers, decreasing amounts of free time, and declining frequency of regular newspaper buying among young people. We may incur increasing costs competing for advertising expenditures and paid circulation. If we are not able to compete effectively for advertising expenditures and paid circulation, our revenue may decline and our financial condition and results of operations may be adversely affected.

        Our radio and television broadcasting businesses compete for audiences and advertising revenue primarily on the basis of programming content and advertising rates. Advertising rates are set based upon a variety of factors, including a program’s popularity among the advertiser’s target audience, the number of advertisers competing for the available time, the size and demographic make-up of the market served and the availability of alternative advertising in the market. Our ability to maintain market share and competitive advertising rates depends in part on audience acceptance of our network, syndicated and local programming. Changes in market demographics, the entry of competitive stations to our markets, the introduction of competitive local news or other programming by cable and satellite providers, or the adoption of competitive formats by existing stations could result in lower ratings and have a material adverse effect on our financial condition and results of operations.

        In addition, our operations may be adversely affected by consolidation in the broadcast industry, especially if competing stations in our markets are acquired by competitors who have a greater national scope and can offer a greater variety of national and syndicated programming for listeners and viewers and enhanced opportunities for advertisers to reach broader markets. On June 2, 2003, the FCC voted to relax rules that currently restrict media ownership; the modified rules, which were to have become effective on September 4, 2003, would likely result in additional industry consolidation. However, the U.S. Court of Appeals for the Third Circuit, which was selected by lottery to hear the appeals of the modified rules, issued a stay of the new rules on September 3, 2003. In an opinion issued on June 24, 2004, the court remanded the case to the FCC for further proceedings. The court kept in place the stay blocking the modified ownership rules from taking effect while the FCC attempts to justify or further modify the rules in accordance with the court’s opinion, and it retained jurisdiction over the case pending its future review of the FCC’s actions on remand. The former rules will remain in effect until the stay is lifted. On August 6, 2004, the FCC asked the Court to lift the stay insofar as it applies to the modified local radio ownership rule. The FCC's request is pending.

Seasonal and cyclical changes in advertising volume affect our quarterly revenue and results of operations and may cause our stock price to be volatile.

        Our quarterly revenue and results of operations are subject to seasonal and cyclical fluctuations that we expect to continue to affect our results of operations in future periods. Our first fiscal quarter of the year tends to be our weakest quarter because advertising volume is typically at its lowest levels following the holiday season. Our fourth fiscal quarter tends to be our strongest quarter, primarily because of revenue from holiday season advertising. Our quarterly revenue also varies based on the dynamics of the television broadcast industry. In particular, we experience fluctuations, primarily during our third and fourth quarters, during political voting periods as advertising dramatically increases. Also, since NBC has exclusive rights to broadcast the Olympics through 2012, our NBC affiliate stations have typically experienced increased viewership and revenue during Olympic broadcasts. Other factors that affect our quarterly revenue and results of operations may be beyond our control, including changes in the pricing policies of our competitors, the hiring and retention of key personnel, wage and cost pressures, changes in newsprint prices and general economic factors. These quarterly fluctuations in revenue and results of operations may cause our stock price to be volatile.

We may not be able to acquire radio stations, television stations or newspapers, successfully manage acquired properties, or increase our profits from these operations.

        Our diversified media business has in the past expanded through acquisitions of radio and television stations and community newspapers and shoppers in selected markets. We intend to pursue continued growth through selected acquisitions if we are able to identify strategic acquisition candidates, negotiate definitive agreements on acceptable terms and, as necessary, secure additional financing.

        Our acquisition strategy includes certain risks. For example:

•	we may not be able to identify suitable acquisition candidates or, if identified, negotiate successfully their acquisition;

•	we may encounter unforeseen expenses, difficulties, complications or delays in connection with the integration of acquired entities and the expansion of operations;

•	we may fail to achieve anticipated financial benefits from acquisitions;

•	we may encounter regulatory delays or other impediments in connection with proposed transactions;

•	our acquisition strategy may divert management's attention from the day-to-day operation of our businesses;

•	key personnel at acquired companies may leave employment; or

•	we may be required to focus resources on integration of operations rather than more profitable areas.

        In addition, we may compete for certain acquisition targets with companies having greater financial resources than us. We cannot assure you that we will be able to successfully make future acquisitions or what effects those acquisitions may have on our financial condition and results of operations.

        We have in the past and may in the future “cluster” multiple radio and television stations in markets that we believe have demographic characteristics and growth potential suitable to further our business objectives. Multiple stations in the same geographic market area could make our results of operations more vulnerable to adverse local economic or demographic changes than they would otherwise be if our stations were located in geographically diverse areas.

        We anticipate that we would finance potential acquisitions through cash provided by operating activities and/or borrowings, which would reduce our cash available for other purposes. We cannot assure you, however, that we would be able to obtain needed financing in the event strategic acquisition opportunities are identified. We may also consider financing acquisitions by issuing additional shares of class A common stock, which would dilute your ownership. Another potential source of financing for future acquisitions is to incur more debt, which would lead to increased leverage and debt service requirements. Inherent in any future acquisitions is the risk of transitioning company cultures and facilities which could have a material adverse effect on our financial condition and results of operations, particularly during the period immediately following any acquisitions.

Our publishing business may suffer if there is a significant increase in the cost of newsprint or a reduction in the availability of newsprint.

        The basic raw material for newspapers and shoppers is newsprint. Our newsprint consumption related to our publications totaled approximately $37.5 million in 2003, which was 11.8% of our total publishing revenue. We currently purchase approximately 95% of our newsprint from two suppliers. Our inability to obtain an adequate supply of newsprint in the future or significant increases in newsprint costs could have a material adverse effect on our financial condition and results of operations.

Changes relating to information collection and use could adversely affect our ability to collect and use data, which could harm our business.

        Recent public concern over methods of information gathering has led to the enactment of legislation in certain jurisdictions that restricts the collection and use of information. Our publishing business relies in part on telemarketing sales, which are affected by recent “do not call” legislation at both the federal and state levels. We also engage in email marketing in connection with our publishing and broadcasting businesses. Further legislation, industry regulations, the issuance of judicial interpretations or a change in customs relating to the collection, management, aggregation and use of consumer information could materially increase the cost of collecting that data, or limit our ability to provide that information to our customers or otherwise utilize telemarketing or email marketing, and could adversely affect our results of operations.

If we are unable to respond to changes in technology and evolving industry standards, our radio stations may not be able to effectively compete.

        The broadcast media industry is subject to the emergence of new media technologies and evolving industry standards. Several new technologies are being developed which may compete with our radio stations, including:

•	audio programming by cable television systems, direct broadcast satellite systems, personal communications systems, Internet content providers and other digital audio broadcast formats;

•	satellite digital audio radio service, with sound quality comparable to that of compact discs, which has resulted in the introduction of several new satellite radio services including numerous niche formats;

•	in-band on-channel digital radio, which could improve the quality of existing AM and FM stations, including stations owned by us; and

•	expanded approval of low-power FM radio, which could result in additional FM radio broadcast outlets designed to serve small, localized areas.

        These new technologies have the potential to introduce new market competitors or change the means by which radio advertisers can most efficiently and effectively reach their target audiences. We may not have the resources to acquire new technologies or to introduce new services that could compete with these new technologies.

If we are unable to respond to changes in technology and evolving industry standards, our television stations may not be able to effectively compete.

        New technologies could also adversely affect our television stations. Programming alternatives such as cable, direct satellite-to-home services, pay-per-view, the Internet and home video and entertainment systems have fractionalized television viewing audiences. Over the past decade, cable television programming services have captured an increasing market share, while the aggregate viewership of the major television networks has declined. In addition, the expansion of cable television and other technological changes have increased, and may continue to increase, competitive demand for programming. Such increased demand, together with rising production costs, may in the future increase our programming costs or impair our ability to acquire programming.

        In addition, video compression techniques are expected to permit greater numbers of channels to be carried within existing bandwidth. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized niche programming. This ability to reach very narrowly defined audiences may alter the competitive dynamics for advertising expenditures. We are unable to predict the effect that these technological changes will have on the television industry or the future results of our television broadcast business.

If the network programming we broadcast pursuant to network affiliation agreements does not maintain satisfactory viewership levels, our advertising revenues, financial condition and results of operations may be adversely affected.

        The television viewership levels, and ultimately advertising revenue, for each station are materially dependent upon network programming, which is provided pursuant to network affiliation agreements. We cannot assure you that network programming will achieve or maintain satisfactory viewership levels. In particular, because three of our stations (including our low-power station) are parties to affiliation agreements with ABC and two with NBC, failures of ABC or NBC network programming to attract viewers or generate satisfactory ratings may have an adverse effect on our financial condition and results of operations. In addition, we cannot assure you that we will be able to renew our network affiliation agreements on as favorable terms or at all. The termination or non-renewal, or renewal on less favorable terms, of the affiliation agreements could have an adverse effect on us.

The costs of television programming may increase, which could adversely affect our results of operations.

        Television programming is a significant operating cost component in our broadcasting operations. We cannot assure you that we will not be exposed in the future to increased programming costs. Should such an increase occur, it could have an adverse effect on our results of operations. In addition, television networks have been seeking arrangements from their affiliates to share the networks’ programming costs and to eliminate network compensation traditionally paid to broadcast affiliates. We cannot predict the nature or scope of any such potential compensation arrangements or the effect, if any, on our operations. Acquisitions of program rights for syndicated programming are usually made two or three years in advance and may require multi-year commitments, making it difficult to predict accurately how a program will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in write-offs that increase station operating costs and decrease station earnings.

If our key on-air talent does not remain with us or loses popularity, our advertising revenue and results of operations may be adversely affected.

        We employ or independently contract with a number of on-air personalities and hosts of television and radio programs whose ratings success depends in part on audience loyalty in their respective markets. Although we have entered into long-term agreements with some of our key on-air talent and program hosts to protect our interests in those relationships, we cannot assure you that all or any of these key employees will remain with us over the long term. Furthermore, the popularity and audience loyalty of our key on-air talent and program hosts is highly sensitive to rapidly changing public tastes. A loss of such popularity or audience loyalty could reduce ratings and may impact our ability to generate advertising revenue.

        In addition, our key local management employees are extremely important to our business since we believe that our growth and future success depends on retaining local management with knowledge of the community, its audience and its advertisers. Our inability to attract or retain these skilled personnel could have a material adverse impact on our financial condition and results of operations.

Changes in the professional sports industry could result in decreased ratings for our Milwaukee radio station and adversely affect our results of operations and financial condition.

        Our Milwaukee radio station, WTMJ-AM, currently maintains exclusive radio broadcast rights for the Green Bay Packers, Milwaukee Bucks and Milwaukee Brewers, and arranges a statewide radio network for these organizations. Our advertising revenue could be adversely affected by changes in the professional sports industry, such as a relocation of one of the local professional sports teams from the Wisconsin market or the potential loss of exclusivity due to league or team initiatives such as pay-per-listen, satellite radio or Internet broadcast of games. In addition, we could lose our exclusive broadcast rights during periodic bidding, or suffer damage to the marketplace value of sports advertising due to factors such as a players’ strike, negative publicity or downturn in on-field performance of a team.

If cable systems do not carry our new digital channels, our revenue and results of operations may be adversely affected.

        Since our television stations are highly dependent on carriage by cable systems in many of the areas they service, any rules of the FCC that impose no or limited obligations on cable systems to carry digital television signals in their local markets could result in some of our television stations not being carried on cable systems, which could adversely affect our revenue and results of operations.

If we cannot renew our FCC broadcast licenses, our business will be impaired.

        Our business depends upon maintaining our broadcast licenses, which are issued by the FCC for a term of eight years. Our broadcast licenses will expire between 2004 and 2006 and are renewable. Interested parties may challenge a renewal application. The FCC has the authority to revoke licenses, not renew them, or renew them only with significant qualifications, including renewals for less than a full term. We cannot assure you that our future renewal applications will be approved, or that the renewals will not include conditions or qualifications that could adversely affect our operations. If we fail to renew any of our licenses, or renew them with substantial conditions or modifications (including renewing one or more of our licenses for a term of fewer than eight years), it could prevent us from operating the affected station and generating revenue from it.

The FCC may impose sanctions or penalties for violations of rules or regulations.

        If we or any of our officers, directors or significant shareholders materially violate the FCC’s rules and regulations or are convicted of a felony or are found to have engaged in unlawful anticompetitive conduct or fraud upon another government agency, the FCC may, in response to a petition by a third party or on its own initiative, in its discretion, commence a proceeding to impose sanctions upon us which could involve the imposition of monetary penalties, the denial of a license renewal application, revocation of our broadcast licenses or sanctions. If the FCC were to issue an order denying a license renewal application or revoking a license, we would be required to cease operating the broadcast station only after we had exhausted all administrative and judicial review without success. In addition, the FCC has recently emphasized more vigorous enforcement of indecency standards, which could result in increased costs associated with FCC fines and implementation and adoption of more strict indecency standards at our broadcast facilities.

We could experience delays in expanding our business due to antitrust laws.

        The Federal Trade Commission, the United States Department of Justice and the FCC carefully review our proposed business acquisitions and dispositions under their respective regulatory authority, focusing on the effects on competition, the number of stations owned in a market and the effects on concentration of market revenue share. Recently, the Department of Justice has challenged a number of radio broadcasting transactions. Some of these challenges ultimately resulted in consent decrees requiring, among other things, divestitures of certain stations. In general, the Department of Justice has more closely scrutinized radio broadcasting acquisitions that result in local market shares in excess of 40% of radio advertising revenue. Any delay, prohibition or modification required by regulatory authorities could adversely affect the terms of a proposed transaction or could require us to modify or abandon an otherwise attractive opportunity. The filing of petitions or complaints against us or any FCC licensee from which we acquire a station could result in the FCC delaying the grant of, or refusing to grant or imposing conditions on its consent to the assignment or transfer of control of licenses.

Regulatory changes may result in increased competition in our radio and television broadcasting business.

        The radio and television broadcasting industry is subject to extensive and changing federal regulation. Among other things, the Communications Act of 1934, as amended, and FCC rules and policies limit the number of broadcasting properties in which any person or entity may have an attributable interest and require FCC approval for transfers of control and assignments of licenses. These restrictions include a limit on the aggregate audience reach of commonly-owned broadcast television stations; the national reach limitation was raised from 35% to 39% of total television households in January 2004 pursuant to the 2004 Consolidated Appropriations Act. Media ownership restrictions also include a variety of limits on ownership at the local level, such as a limit of one television station in medium and smaller markets and two stations in larger markets as long as one station is not a top-four rated station (known as the duopoly rule), prohibitions on ownership of a daily newspaper and broadcast station in the same market and limits of four to eight radio stations and one television station in the same market. Under rules adopted by the FCC on June 2, 2003, a party would be permitted to own up to three television stations in the very largest markets, up to two television stations in medium markets and one television station in smaller markets. The modified rules also would relax restrictions on common ownership of broadcast stations and newspapers within the same area. The modified FCC media ownership rules, which would likely result in additional industry consolidation, were to have become effective on September 4, 2003. However, the U.S. Court of Appeals for the Third Circuit, which was selected by lottery to hear the appeals of the new rules, issued a stay of the modified rules on September 3, 2003. In an opinion issued on June 24, 2004, the court remanded the case to the FCC for further proceedings. The court kept in place the stay blocking the modified ownership rules from taking effect while the FCC attempts to justify or further modify the rules in accordance with the court’s opinion, and it retained jurisdiction over the case pending its future review of the FCC’s actions on remand. The former rules will remain in effect until the stay is lifted. On August 6, 2004, the FCC asked the court to lift the stay insofar as it applies to the modified local radio ownership rule. The FCC's request is pending.

        The increase in the national television viewership cap has given television operators that were at or near the former 35% limit on national audience reach the ability to acquire additional stations, which may give them a competitive advantage over us, since they have much greater financial and other resources than we have. In addition, the networks’ ability to acquire additional stations could give them “leverage” over their affiliates on issues such as compensation and program clearance, in part because of the risk that a network facing an uncooperative affiliate could acquire a station in the market and terminate its agreement with that affiliate. The relaxation of the national and local media ownership restrictions may cause us to face increasing competition with larger and more diversified entities for circulation and advertising revenue.

Risks Relating to Our Telecommunications Business

Telecommunications technology changes very rapidly, which could result in price declines or render our telecommunications technology obsolete.

        We expect that new telecommunications products and technologies will emerge and that existing products and technologies, including high speed data transmission, voice transmission over the Internet and wireless technologies, will further develop. These new products and technologies may reduce the prices for our telecommunications services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use. As a result, our most significant competitors in the future may be new entrants to our markets which would not be burdened by an installed base of older equipment. It may be very expensive for us to upgrade our products and technology in order to continue to compete effectively. The future success of our telecommunications business depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes.

        Advances in transmission equipment used with fiber optic technology have resulted in significant price declines. Recent changes in technology have continued to lower the cost of providing services. If there is less demand than we project or a bigger drop in prices than we project, it could adversely affect our operating margins and, accordingly, our results of operations. We cannot be certain, even if our projections with respect to those factors are realized, that we will be able to implement our strategy or that our strategy will be successful in the rapidly evolving telecommunications market.

Continued overcapacity and intense competition may necessitate further price decreases or lead to service disconnections which would have an adverse effect on our results of operations.

        While many competitors in the telecommunications industry have been acquired or ceased operations within the past two fiscal years, our telecommunications business continues to compete with multiple large national carriers, regional carriers and local exchange carriers. Many of these competitors have built large fiber optic networks that remain underutilized, resulting in excess capacity that places downward pressure on the prices we and others are able to charge for our telecommunications services. Continued excess capacity and price competition could further decrease the prices we are able to charge our customers, which could have an adverse effect on our results of operations. In addition, due to the turmoil in the telecommunications industry, we have experienced a significant increase in customers disconnecting or terminating service that may continue in the future and could be significant. While we are not always able to determine the specific reason a customer may disconnect service, we believe this is primarily the result of financially weaker customers going out of business, along with current customers eliminating excess network capacity and thus minimizing their costs. We believe the trend of customers focusing on reducing their network costs will continue, primarily due to consolidating traffic on least cost routes and economic and other changes occurring within our customers’ “end-user” customer base, which could have an adverse effect on our results of operations.

The expenditures necessary to sufficiently develop our telecommunications network to reach customers within the local exchange network and develop our telecommunications services in order to satisfy our customers’ demands may surpass our available cash, and we may be unable to obtain additional capital to develop our services on a timely basis and on acceptable terms.

        Although we have expended significant resources in building our telecommunications network and developing our telecommunications customer base, we may require significant additional cash to develop local access capacity and the range of services we can offer throughout our service area in order to remain competitive in our market. We may have to expand or adapt our telecommunications network components to respond to the following:

•	a need for new product offerings, specifically local access capacity;

•	an increasing number of customers;

•	demand for greater transmission capacity;

•	changes in our customers' service requirements; and

•	technological advances.

        These expenditures for expansion and for more services, together with associated operating expenses, may reduce our cash flow and profitability. We cannot guarantee that additional financing will be available to us or, if available, that we can obtain it on a timely basis and on acceptable terms.

Service interruptions on the network could cause immediate loss of revenue, payment of outage credits to our customers and the loss of our customers’ confidence and our business reputation.

        Our success in marketing our telecommunications services to our customers requires that we provide high reliability, high bandwidth and a secure network. Our network and the infrastructure upon which it depends requires the coordination and integration of sophisticated and highly specialized hardware and software technologies and equipment, and are subject to physical damage, power loss, capacity limitations, software defects, breaches of security and other disruptions beyond our control that may cause interruptions in service or reduced capacity for customers. While we have built-in system redundancies to reduce these risks, a prolonged network failure could jeopardize our ability to continue operations. Our agreements with our customers typically provide for the payment of outage related credits (a predetermined reduction or offset against our lease rate when a customer’s leased facility is non-operational or otherwise does not meet certain operating parameters). In the case of a large-scale disruption of our network or the support infrastructure, these credits could be substantial and could significantly decrease our net revenue. In addition, should a significant service interruption occur, our ongoing customers may choose a different provider and our reputation may be damaged, reducing our attractiveness to new customers.

        To the extent that any disruption or security breach results in a loss or damage to our customers’ data or applications, or inappropriate disclosure of confidential information, we may incur liability and suffer from adverse publicity. We may also incur additional costs to remedy the damage caused by these disruptions or security breaches.

Our network utilization is dependent on maintaining our rights-of-way and indefeasible rights of use.

        The construction and operation of significant portions of our fiber optic network depend upon rights-of-way from railroads, utilities, governmental authorities and third-party landlords, and we also have obtained indefeasible rights of use (called “IRUs”) from other telecommunications providers that are critical to our ability to operate our fiber optic network. Our rights-of-way and IRUs are generally subject to expiration at some future date. We cannot guarantee that we will be able to maintain all of our existing rights-of-way and IRUs, and the loss of a substantial number of existing rights-of-way or IRUs or our inability to renew existing agreements would have a material adverse impact on our business, financial condition and results of operations.

        While IRUs are commonly used in the telecommunications industry, they remain a relatively new concept in property law. Although they give the holder a number of rights to control the relevant rights-of-way or fiber optic filaments, legal title remains with the grantor of the rights. Therefore, the legal status of IRUs remains uncertain, and our IRUs might be voidable in the event of bankruptcy of the grantor. If we were to lose an IRU in a key portion of our network, our ability to service our customers could become seriously impaired and we could be required to incur significant expense to resume the operation of our fiber optic network in the affected areas.

We need to obtain additional capacity for the network from other providers in order to serve our customers and keep our costs down.

        We lease telecommunications capacity and obtain rights to use dark fiber from both long distance and local telecommunications carriers in order to extend the scope of our network. Any failure by these companies to provide service to us would adversely affect our ability to serve our customers or increase our costs of doing so. Costs of obtaining local services from other carriers comprise a significant proportion of the operating expenses of long distance carriers, including our telecommunications business.

We could be harmed by the recent adverse developments affecting other telecommunications companies.

        MCI and Global Crossing together accounted for 18.0% and 20.1% of our telecommunications revenue in 2003 and 2002, respectively. In July 2004, we signed a three-year master capacity agreement with Global Crossing to provide carrier services throughout the Great Lakes Region for this extended term, although it has not yet been fully determined which circuits Global Crossing intends to renew and how much revenue the Global Crossing business will generate. MCI filed for Chapter 11 bankruptcy protection in July 2002 and emerged in April 2004. We continue to provide services to MCI and receive advance or timely payment for those services. We are in the process of negotiating contract extensions with MCI for our current contracts and we believe they will remain a significant customer. These new contracts will likely result in a re-pricing of services and could result in providing them additional capacity. We expect these contract changes to result in a significant decrease in our telecommunications operating earnings. The loss of the ongoing business from either of these two customers would have a significant adverse effect on our results of operations. In addition, continued weakness in the telecommunications industry could have future adverse effects on us, including reducing our ability to collect receivables and to access the capital markets on favorable terms.

Federal regulation of the telecommunications industry is changing rapidly and we could become subject to unfavorable new rules and requirements which could impose substantial financial and administrative burdens on us and interfere with our ability to successfully execute our business strategies.

        Regulation of the telecommunications industry is changing rapidly. Since our relationships with the telecommunications companies with whom we deal are all affected by our respective positions in the federal, state and local regulatory scheme, existing and future federal, state, and local governmental regulations will influence our viability. Consequently, undesirable regulatory changes could adversely affect our business, financial condition and results of operations. For example, SBC Communications Inc. (“SBC”) has been granted the right to expand service offerings to include long distance services in its operating region (Section 271 Authority) that includes much of Norlight’s current operating footprint. Increased competition by SBC resulting from this expanded authority may adversely affect our revenue. In addition, in 2003, the FCC completed its second Triennial Review of the Telecommunications Act of 1996, which established procedures and rules governing availability and pricing of ILEC access services and facilities, including wholesale access to local facilities known as unbundled elements. That decision has been overturned, in part, by a reviewing court, creating uncertainty in the field. On August 20, 2004 the FCC released the text of an order establishing a one year period intended to stabilize certain local access rates and terms while the FCC considers new rules to implement the Court’s decision. Certain rates, terms and conditions that applied under interconnection agreements as of June 15, 2004 will remain in effect for six months unless superceded by voluntary agreements or FCC or state regulatory actions. In the absence of a Commission holding that particular network elements are subject to the unbundling regime during this period, those elements would still be made available to serve existing customers for another six-month period, at rates that will be moderately higher than those in effect as of June 15, 2004. Changes affecting the availability and pricing of ILEC facilities and services may adversely affect our results of operations. The FCC may also increase regulation over our Internet access services and subject our business to increased assessments to support universal service.

The role of the states in regulation of companies providing telecommunications services is increasing, although the rules continue to vary substantially from state to state, and we may become increasingly subject to burdensome and restrictive state regulations.

        The FCC’s 2003 Triennial Review Order expanded the role of the states in the determination of service availability, pricing and other factors having an impact on competition at the state level. Heightened legislative activity, state public utility commission involvement and judicial appeals are anticipated, requiring continued vigilance and the commitment of resources. Depending on factors unique to the local marketplace, the rules can and will vary substantially from state to state. Moreover, if we expand our fiber optic network into a broader geographic area, we may be subject to additional state regulations. The costs of maintaining compliance with and abiding by state regulatory obligations could have a material adverse effect on our results of operations.

Municipal regulation of our access to public rights-of-way is subject to change and could impose administrative burdens that would adversely affect our business.

        Local governments affect the timing and costs associated with our use of public rights-of-way because they typically retain the ability to license public rights-of-way, subject to the federal requirement that local governments may not prohibit the provision of telecommunications services. Change in local government regulation could impose additional costs on our business and limit our operations.

Risks Relating to Our Printing Services Business and Other Segment

We are dependent on a few large customers, and the loss of one of those customers, or a significant decrease in revenue from one of those customers, could have a material adverse impact on our results of operations.

        Our printing services and label printing businesses currently generate a significant percentage of their operating revenue from a few large customers. In 2003, Dell Computer Corporation accounted for 29.1% of our printing services revenue and SAB/Miller Brewing Company accounted for 45.3% of our label printing business’ revenue. As a result, the loss of either of these customers, or a significant decrease in revenue from one of those customers, could have a material adverse affect on our business. We recently learned that Dell has decided to eliminate supplying its customers with certain items that we produce and that we face the loss of more Dell business. While we expect the transition period to be a few months duration as we wind down the process of supplying Dell with these products, we anticipate this will result in an additional annualized decline in revenues from Dell. Overall, we anticipate Dell revenues will decline approximately 35-40% this year. In addition, we cannot guarantee that our current customers will continue to do business with us after the expiration of their existing commitments. Many of our customer contracts with our printing services customers are extendable for one-year terms, and the majority of the remaining printing services customer contracts are terminable at the will of the parties.

Postal rate increases and disruptions in postal services could lead to reduced volume of business.

        Our printing services business, as well as our direct marketing business, have been negatively impacted from time to time during the past years by postal rate increases. In 2002, first class rates and standard class rates were increased. Rate increases may result in customers mailing fewer and lighter pieces. Additionally, the amount of mailings could be reduced in response to disruptions in and concerns over the security of the U.S. mail system. These sorts of responses by customers could negatively impact us by decreasing the amount of printing and direct marketing services or other services that our customers purchase from us, which could result in decreased revenue.

Shifts in trends in the computer hardware and software markets could have a material adverse impact on our printing services business.

        Our printing services business currently relies in significant part on revenue from computer hardware and software manufacturers. The computer hardware and software markets are often volatile and subject to changes depending upon, among other things, technological improvements and consumer preferences. Trends in these markets towards printing user manuals containing fewer pages, or making those manuals accessible on-line, could have an adverse impact on our printing services business. For example, we recently learned that Dell has decided to eliminate supplying its customers with certain items that we produce and that we face the loss of more Dell business. While we expect the transition period to be a few months duration as we wind down the process of supplying Dell with these products, we anticipate this will result in an additional annualized decline in revenues from Dell. Overall, we anticipate revenues will decline approximately 35-40% this year. In addition, as the rate of technological improvement slows and the sales of computer hardware and software lag, the pace of introduction of new products by hardware and software manufacturers slows as well. As a result, computer hardware and software manufacturers are placing an increasing emphasis on the price of printing services in addition to the quality of customer service. We may not be able to provide our customers with printing services at lower cost than some of our larger, national competitors.

Revenue from our direct marketing business may decline if our data products do not maintain technological competitiveness.

        Our direct marketing service business is affected by the complexity and uncertainty of new technologies. If we are not able to maintain technological competitiveness in our data products, processing functionality or software systems and services, we may not be able to provide effective or efficient service to our customers, and our revenue may decline.

Other Business Risks

We depend on key personnel, and we may not be able to operate and grow our business effectively if we lose the services of any of our senior executive officers or are unable to attract qualified personnel in the future.

        We are dependent upon the efforts of our senior executive officers. The success of our business is heavily dependent on our ability to retain our current management and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense and we may not be able to retain our personnel. We have not entered into employment agreements with our key personnel, and these individuals may not continue in their present capacity with us for any particular period of time. We do not have key man insurance for any of our executive officers or key personnel. The loss of any senior executive officer could require the remaining executive officers to divert immediate and substantial attention to seeking a replacement. Our inability to find a replacement for any departing executive officer on a timely basis could adversely affect our ability to operate and grow our business.

Our business may be negatively affected by work stoppages, slowdowns or strikes by our employees.

        Currently, there are 13 bargaining units representing approximately 900 (or approximately 16%) of our total number of employees. We have entered into various collective bargaining agreements with these bargaining units. All of these agreements will expire within the next two years. We cannot assure you as to the results of negotiations of future collective bargaining agreements, whether future collective bargaining agreements will be negotiated without interruptions in our businesses, or the possible impact of future collective bargaining agreements on our financial condition and results of operations. We also cannot assure you that strikes will not occur in the future in connection with labor negotiations or otherwise. Any prolonged strike or work stoppage could have a material adverse effect on our financial condition and results of operations.

Risks Relating to This Offering

The price of our class A common stock, which directly correlates with the price of our class B common stock under our articles of incorporation, may fluctuate substantially, which could negatively affect our class A and class B shareholders.

        The market for our class A common stock (and, thereby, our class B common stock) has, from time to time, experienced price and volume fluctuations. The price at which our class A common stock trades depends upon a number of factors (some of which are beyond our control) including, but not limited to:

•	changes in earnings estimates by financial analysts;

•	our failure to meet financial analysts' performance expectations;

•	changes in market valuations of other diversified media companies or other companies in our industries;

•	the expiration of the applicable public sale restriction periods to which the class B-1 and or class B-2 shares are subject, which could result in additional shares being sold in the market; and

•	general market and economic conditions.

        Our stock price may fluctuate substantially due to the relatively small percentage of our stock available publicly, fluctuations in the price of the stock of companies in our industries and general volatility in the stock market. Fluctuations such as these may negatively affect the market price of our class A common stock (and, thereby, our class B common stock). In addition, the risks described elsewhere in this Risk Factors section could materially and adversely affect our stock price.

Our articles of incorporation and bylaw provisions, and several other factors, could limit another party’s ability to acquire us without approval by our board of directors, which may deprive you of the opportunity to obtain a takeover premium for your shares.

        A number of provisions that are in our articles of incorporation and bylaws make it difficult for another company to acquire us and for you to receive any related takeover premium for your shares. For example, our articles of incorporation provide for a classified board of directors and authorize the issuance of preferred stock without shareholder approval and upon such terms as our board of directors may determine. Additionally, our articles provide that a two-thirds vote of our common stock is required to undertake certain change of control transactions, a sale of our Journal Sentinel subsidiary, or a relocation of our corporate headquarters outside of Milwaukee, Wisconsin. These provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or making a proposal to acquire, a majority of our outstanding stock and could adversely affect the prevailing market price of the class A common stock (and, thereby, our class B common stock). The rights of the holders of our class A common stock and our class B common stock are subject to, and may be adversely affected by, the rights of holders of preferred stock that may be issued in the future.

        In addition, our capital structure may deter a potential change in control because our voting power is concentrated in our class B common stock. These shares generally cannot be transferred except to certain persons. Any attempted transfer of class B shares in violation of our articles of incorporation will be void. These restrictions on transfer of our class B common stock have the effect of preventing potential acquirors from obtaining voting control in a transaction not approved by our board of directors, and therefore may be a deterrent to a potential acquisition transaction.

USE OF PROCEEDS

        We are registering the class B shares for resale by the selling shareholders. We will not receive any cash proceeds from any sale of the class B shares by the selling shareholders.

SELLING SHAREHOLDERS

        This prospectus is a part of a shelf registration statement that we filed with the SEC to allow the selling shareholders to sell shares of their class B common stock in the “B market” under our articles of incorporation if they so desire. The following table sets forth the names of the selling shareholders, who constitute our directors and executive officers, and the number of class B shares currently owned by each of them. The selling shareholders named in the table have sole voting and investment power with respect to all shares of class B stock shown as beneficially owned by them, subject to community property laws where applicable. No estimate can be given as to the number of class B shares that will be held by the selling shareholders after completion of this offering because the selling shareholders may not sell any of the class B shares currently held by them, may purchase additional class B shares in our employee stock purchase plan or in the “B market” under our articles of incorporation and may receive additional class B shares as equity awards under our equity incentive plan. As of the date of this prospectus, each of the selling shareholders has indicated to us that he or she has no current intention to sell shares in the “B market.” The number of class B shares registered for sale hereby includes all shares currently held by the selling shareholders, as well as additional shares that may be purchased or received by the selling shareholders in the future. The class B shares offered by this prospectus may be offered from time to time by the selling shareholders named below.

Name of Selling Shareholder	Number of Class B Shares Beneficially Owned	Percent of Outstanding Class B Shares% (1)
Steven J. Smith	315,631	*
Douglas G. Kiel	159,740	*
Paul M. Bonaiuto	176,101	*
Anne M. Bauer	35,442	*
Don H. Davis, Jr. (3)	1,500	*
James J. Ditter	62,000	*
Robert M. Dye	163,762	*
David J. Drury (3)	1,500	*
James L. Forbes (3)	1,500	*
Carl D. Gardner	91,035	*
Richard J. Gasper	71,496	*
Daniel L. Harmsen	58,242	*
Mark J. Keefe	105,390	*
Kenneth L. Kozminski	58,240	*
Paul E. Kritzer	185,414	*
Mary Hill Leahy	9,703	*
Scott H. McElhaney	600	*
David G. Meissner (2) (3)	1,500	*
Roger D. Peirce (3)	1,500	*
James P. Prather	58,836	*
Keith K. Spore	125,229	*
Mary Ellen Stanek (3)	1,500	*
Karen O. Trickle	29,472	*

* Less than 1%

    (1)        The percentages indicated do not include shares held by Old Journal (which shares, pursuant to applicable state law, are not entitled to vote).

    (2)        Mr. Meissner is an officer and director of Matex Inc. As trustee and/or beneficiary of certain trusts, Mr. Meissner also beneficially owns approximately 30% of the outstanding shares of Matex Inc. Members of the Grant family own or have a beneficial interest in the remaining shares of Matex Inc. Mr. Meissner has specifically disclaimed the beneficial ownership of any shares of our shares owned by Matex, Inc. because he does not have the power to vote or direct the voting of such shares, nor to dispose or to direct the disposition of such shares.

    (3)        The share numbers indicated do not include options to purchase class B shares. As of the date of this prospectus, each of Messrs. Drury, Forbes, Peirce and Ms. Stanek has 10,000 options, 5,000 of which will vest in October 2004 and 5,000 of which will vest in May 2005, and each of Messrs. Davis and Meissner has 5,000 options, all of which will vest in May 2005.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of our capital stock and our articles of incorporation and bylaws. We refer you to copies of our articles of incorporation and bylaws which have been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

Authorized Capitalization

        Our capital structure consists of:

•	170 million authorized shares of class A common stock;

•	60 million authorized shares of class B-1 common stock;

•	60 million authorized shares of class B-2 common stock;

•	10 million authorized shares of class C common stock; and

•	10 million authorized shares of preferred stock.

        As of August 23, 2004, there were 26,926,496 shares of class A, 9,741,509 shares of class B-1 (excluding shares held by Old Journal), 35,549,109 shares of class B-2 (excluding shares held by Old Journal), and 3,264,000 shares of class C common stock outstanding.

        After the expiration of the public sale restriction periods (the periods during which conversion restrictions apply to the class B-1 and class B-2 common stock), our articles of incorporation will be amended to combine the two classes of class B common stock into one class. After this amendment, our authorized common stock will consist of 170 million authorized shares of class A common stock, 120 million authorized shares of class B common stock, 10 million authorized shares of class C common stock and 10 million authorized shares of preferred stock.

        All of the shares of class B common stock offered by us in this offering, when issued and paid for, will be fully paid and nonassessable, except as provided under Section 180.0622 of the Wisconsin Business Corporation Law. This provision of the Wisconsin statutes provides that shareholders will be personally liable up to the par value of the shares owned by them for all debts we owe to our employees for services performed, not exceeding six months service in any one case.

Comparison of Class A Common Stock, Class B Common Stock and Class C Common Stock

        The following table compares our class A common stock, class B common stock and class C common stock.

	Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock
Public market	Listed on the New York Stock	None.	None.
Exchange under the symbol
"JRN."
Voting rights	One vote per share on all	Ten votes per share on all	Two votes per share on all
	matters voted upon by our	matters voted upon by our	matters voted upon by our
	shareholders.	shareholders.	shareholders.
Dividends	The cash dividend payable with	The cash dividend payable with	The cumulative cash dividend
	respect to each share of class	respect to each share of class	payable with respect to each
	A common stock will equal the	B common stock will equal the	share of class C common stock
	cash dividend payable with	cash dividend payable with	will equal the cash dividend
	respect to each share of class	respect to each share of class	payable with respect to each

	Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock

	B common stock. Cash dividends	A common stock. Cash dividends	share of class A and class B
	may not be declared and paid	may not be declared and paid	common stock; provided that the
	with respect to class A common	with respect to class B common	dividend on the class C shares
	stock without concurrent cash	stock without concurrent cash	will not be less than $0.57 per
	dividends declared and paid	dividends declared and paid	year (subject to adjustment for
	with respect to the class B	with respect to the class A	certain dilutive events). Cash
	and class C common stock.	and class C common stock.	dividends may be declared and
paid with respect to class C
common stock without concurrent
cash dividends declared and
paid with respect to the class
A and class B common stock.
Liquidation	Upon liquidation, dissolution	Upon liquidation, dissolution	Upon liquidation, dissolution
	or winding up, the holders of	or winding up, the holders of	or winding up, the holders of
	outstanding class A shares	outstanding class B shares	outstanding class C shares will
	will be entitled to receive	will be entitled to receive	be entitled to be paid in cash
	(after the payment of any	(after the payment of any	out of the assets available for
	preferential amounts required	preferential amounts required	distribution (after the payment
	to be paid to the holders of	to be paid to the holders of	of any preferential amounts
	preferred stock and class C	preferred stock and class C	required to be paid to the
	common stock), pro rata with	common stock), pro rata with	holders of preferred stock and
	the holders of outstanding	the holders of outstanding	before any payment to the
	class B shares, the remaining	class A shares, the remaining	holders of class A common stock
	assets and funds available for	assets and funds available for	or class B common stock), the
	distribution to our	distribution to our	greater of (i) $24.26 per share
	shareholders.	shareholders.	(subject to adjustment for
certain dilutive events), plus
accumulated and unpaid
dividends on such shares; or
(ii) the amount the holder
would have received had he or
she converted the class C
common stock into class A
common stock immediately before
the liquidation, dissolution or
winding up.
Redemption	Not applicable.	Not applicable.	We have the option to redeem
all of the shares of class C
common stock on September 30,
2017 at a price of $24.26 per
share (subject to adjustment
for certain dilutive events)
plus accumulated and unpaid
dividends. However, if a holder
of class C common stock
delivers a written notice
within thirty days following
delivery of a notice of
redemption that such holder
wishes to retain the shares of
class C common stock called for
redemption, then we will not be
entitled to redeem the shares

Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock

of class C common stock.
Instead, each share held by the
holder submitting the notice
will remain a share of class C
common stock until September
30, 2018, on which date it will
automatically be converted into
0.248243 shares of class A
common stock and 1.115727
shares of class B common stock.
If we do not exercise our
option to redeem the class C
shares, then on September 30,
2018, each class C share will
automatically be converted into
0.248243 class A shares and
1.115727 class B shares.
Following approval by our board
of directors of a "strategic
transaction" (as defined), we
will have the option to redeem
all of the shares of class C
common stock at a price of
$24.26 per share (subject to
adjustment for certain dilutive
events) plus accumulated and
unpaid dividends. If we
exercise this redemption
option, then we must, within
ten business days following the
approval by the board of
directors of the strategic
transaction, deliver to each
holder of class C common stock
written notice of redemption
and indicate the date fixed for
redemption, which date cannot
be earlier than twenty business
days or later than forty
business days after the date
the notice is delivered. If a
holder of class C common stock
delivers to us, no later than
one business day before the
date fixed for redemption, a
legally binding, written
agreement evidencing such
holder's agreement to vote all
of its class C shares (and any
shares received on conversion
of the class C shares) in favor
of the strategic transaction
and against any alternative
proposal not approved by the

	Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock

board of directors, then we
will not be entitled to redeem
the shares of class C common
stock held by that holder in
connection with the strategic
transaction.
Transfer	None, other than as imposed by	Offers to sell and sales are	Class C common stock can be
restrictions	applicable law.	permitted at any time	transferred to us; or, if the
		(including within the	holder is a corporation or
		applicable public sale	other business entity, it can
		restriction period) to	transfer its shares upon its
		eligible purchasers under New	dissolution or liquidation to
		Journal's articles of	its shareholders who are lineal
		incorporation (which include	descendants of Harry J. Grant
		our employee benefit plans,	or certain other entities
		active employees, Matex Inc.	affiliated with those
		and us), which can only be	descendants; or, if the holder
		effected by submitting a	is a trust, it can transfer its
		"voluntary transfer/conversion	shares to its beneficiaries who
		notice" (discussed below) and	are lineal descendants of Harry
		following the offer procedures	J. Grant or certain other
		set forth in our articles of	entities affiliated with those
		incorporation (which we refer	descendants.
to as the "offer procedures").
		Otherwise, class B shares	Any other transfer would result
		cannot be transferred at any	in each transferred share of
		time except for:	class C common stock being
automatically converted into
		• transfers by an active or	1.363970 shares of class A
		former employee to certain	common stock.
trusts for the benefit of
individual beneficiaries
or to any organization
described in Section
501(c)(3) of the Internal
Revenue Code;
• transfers to a designated
purchaser in a tender
offer approved by our
board;
• if the holder is a
corporation or other
business entity, then
transfers upon its
dissolution or liquidation
to its shareholders who
are lineal descendants of
Harry J. Grant or certain
other entities affiliated
with those descendants;

Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock

• if the holder is a trust,
then transfers to its
beneficiaries who are
lineal descendants of
Harry J. Grant or certain
other entities affiliated
with those descendants; or
• transfers to us.
Holders of class B common
stock that become subject to
an "option event" are required
to offer those shares for
purchase pursuant to the offer
procedures. "Option events"
generally include:
• A written offer to sell a
specified number of shares
or a written request to
convert a specified number
of shares into a
corresponding number of
shares of class A common
stock, in either case in
the form specified in the
articles of incorporation
(called a "voluntary
transfer/ conversion
notice").
• A foreclosure sale or
similar transfer of
pledged shares.
• With respect to all shares
of class B common stock
owned by Matex Inc., a
change in control of Matex
Inc.
Any option event is also an
option event with respect to
any marital or community
property interest of the
spouse of the holder.
Any attempted transfer in
violation of the articles of
incorporation is null and
void. In other words, the
shares will remain, for all
purposes, held by the
shareholder attempting to
effect the invalid transfer.

	Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock

We are not obligated to buy
class B shares available for
sale.
Ability to purchase	May purchase on open market	Only the following persons are	See "Transfer Restrictions."
	subject to applicable law.	eligible to purchase shares of
class B common stock that
become subject to option
events (called "optionees"):
• employee benefit plans
(called "class A
optionees")
• employee-eligibles (called
"class B optionees")
• Matex Inc. (a Grant family
shareholder, called the
"class C optionee")
• us (called the "class D
optionee")
In order to purchase shares of
class B common stock that
become offered for sale, an
optionee must first submit a
purchase order, in the form
specified in the articles of
incorporation (a "purchase
order"), to the transfer
agent, accompanied by either
(a) a cashier's check or money
order, or (b) other
documentation sufficient to
evidence immediate access to
funds.
A purchase order becomes
effective when entered by the
transfer agent on the list of
eligibles representing current
potential buyers of shares of
class B common stock (called
the "buyer list").
Purchase and sale	Not applicable.	When an option event occurs,	Not applicable.
procedures	the transfer agent will match
the subject shares of class B
common stock with the earliest
entered purchase order on the
buyer list (first from among
all class A optionees, then
all class B optionees, then

Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock

the class C optionee, then the
class D optionee, in that
order), the terms and
conditions of which can be
matched by a purchase of all
or a part of such shares of
class B common stock, until
the terms and conditions of
such purchase order are
satisfied in full.
If shares of class B common
stock remain to be sold, then
the transfer agent will match
the subject shares with the
next-earliest posted purchase
order on the buyer list the
terms and conditions of which
can be matched by a purchase
of all or a part of such
shares of class B common
stock, until the terms and
conditions of such purchase
order are satisfied in full;
and so on.
When shares of class B common
stock are sold, the transfer
agent will record the sale and
provide notice to the
purchaser and seller. It will
also deliver the purchase
price for the shares to the
seller, without interest, as
promptly as practicable, but
in no event later than the end
of the third business day
following the applicable
option event date.
If the transfer agent is
unable to complete the sale of
shares of class B common stock
by the end of the third
business day following the
occurrence of the option
event, then the transfer agent
will:
• In the case of an option
event pursuant to a
voluntary transfer/
conversion notice,
• convert the shares of
class B common stock
into an equivalent

Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock

number of shares of
class A common stock,
if so directed in the
voluntary transfer/
conversion notice and
if such conversion is
then allowed after
giving effect to the
public sale restriction
periods;
• cancel the voluntary
transfer/conversion
notice if so directed
in the voluntary
transfer/ conversion
notice or if conversion
is not then allowed
after giving effect to
the public sale
restriction periods, in
which case the shares
will remain held by the
holder submitting the
notice; or
• if no direction is
given in the voluntary
transfer/ conversion
notice, cancel the
voluntary transfer/
Conversion notice, in
which case the shares
will remain held by the
holder submitting the
notice.
• In the case of an option
event arising from
foreclosure sale or
similar transfer of
pledged shares, either
• convert the shares of
class B common stock
into an equivalent
number of shares of
class A common stock if
such conversion is then
allowed after giving
effect to the public
sale restriction
periods; or
• if conversion of the
shares of class B
common stock is not

	Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock

then allowed after
giving effect to the
public sale restriction
periods, then the
shares of class B
common stock will
remain held by the
holder subject to such
foreclosure sale or
other transfer.
• In the case of an option
event arising from a
change of control of Matex
Inc., convert the shares
of class B common stock
into an equivalent number
of shares of class A
common stock, irrespective
of the public sale
restriction periods. If
such conversion would
otherwise be prohibited
after giving effect to the
public sale restriction
periods, then none of the
shares of class A common
stock into which the
shares of class B common
stock are converted can be
transferred until the
expiration of the public
sale restriction periods
that were applicable to
the shares of class B
common stock prior to
conversion.
Purchase price	Not applicable.	The price at which any share	Not applicable.
of class B common stock
subject to an option event may
be purchased by any optionee
(the "purchase price") is:
• If the class A common
stock is then listed for
trading on a national
securities exchange, then
the closing price of the
class A common stock as
reported by such exchange
on the date of the
applicable option event.
• If the class A common
stock is then quoted on an
automated quotation

	Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock

system, then the average
of the closing bid and ask
price as reported by such
automated quotation system
on the date of the
applicable option event.
• If the class A common
stock is not then listed
on a national securities
exchange or quoted on an
automatic quotation
system, then the fair
market value of a share of
class A common stock on
the date of the applicable
option event as determined
by the most recent
independent valuation of
the class A common stock.
Conversion	Not applicable.	Each class B share can be	Each outstanding share of class
		converted into a share of	C common stock may, at the
		class A common stock upon	option of the holder, be
		submission of a voluntary	converted at any time into
		transfer/conversion notice and	either (i) 0.248243 shares of
		after following the offer	class A common stock and
		procedures set forth above.	1.115727 shares of class B
		However:	common stock, or (ii) 1.363970
shares of class A common stock.
• Class B-1 shares cannot be
		converted until after	However, if prior to such
		September 17, 2004; and	conversion the outstanding
class B common stock has been
		• Class B-2 shares cannot be	previously converted into class
		converted until after	A common stock as a result of
		March 16, 2005.	the number of shares of class B
common stock then falling below
		The periods set forth above	8% of the total common stock
		during which conversion is not	then outstanding, then each
		allowed are referred to as the	outstanding share of class C
		"public sale restriction	common stock can only be
		periods."	converted into 1.363970 shares
of class A common stock.
Under certain circumstances,
		class B shares can be	Also, if New Journal delivers
		converted into class A shares	notice to a holder of class C
		even during the public sale	common stock that its board of
		restriction periods. Those	directors has approved a
		circumstances are:	"strategic transaction," then
class C shares cannot be
		• If the beneficiary or	converted until the holder
		estate of a deceased	delivers notice to New Journal
		holder of class B shares	that it will vote its shares in
		offers those shares	favor of the strategic

Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock

	through the offer	transaction.
procedures, and those
	shares are not sold to an	Upon any change of control of
	eligible purchaser by the	Matex Inc., each share of class
	end of the third business	C common stock owned by Matex
	day after the option	Inc. will be automatically
	event, then they are	converted into 1.363970 shares
	converted into class A	of class A common stock.
shares, irrespective of
the public sale
restriction periods.
• Upon a change of control
of Matex Inc., the class B
shares then held by Matex
Inc. become subject to
sale pursuant to the offer
procedures. If those
shares are not sold to an
eligible purchaser by the
end of the third business
day after the option
event, then they are
converted into class A
shares, irrespective of
the public sale
restriction periods. If
such a conversion takes
place during the public
sale restriction periods,
then none of the shares of
class A common stock into
which the shares of class
B common stock were
converted can be
transferred until the
expiration of the public
sale restriction periods
that were applicable to
the shares of class B
common stock prior to
conversion.
In addition, each share of
class B common stock will
automatically be converted
into a share of class A common
stock:
• when the number of
outstanding shares of
class B common stock falls
below 8% of the aggregate
number of shares of common
stock then outstanding;
• upon transfer to the

Class A Common Stock	Class B-1 and Class B-2 Common Stock	Class C Common Stock

underwriters in the
initial public offering;
• upon purchase by a
designated purchaser
(other than us) in a
tender offer or exchange
offer that is subject to
Section 13(e) or Section
14(d) of the Securities
Exchange Act of 1934, as
amended, which tender
offer or exchange offer is
approved by our board of
directors;
• On the 120th day following
the death of a holder if
the holder's beneficiary
or estate has not offered
them for sale through the
offer procedures;
• with respect to shares
transferred to a Section
501(c)(3) organization
prior to expiration of the
applicable public sale
restriction period, upon
expiration of the
applicable public sale
restriction period; and
• with respect to attempted
transfers to a Section
501(c)(3) organization
after expiration of the
applicable public sale
restriction period,
immediately prior to such
attempted transfer.
Following conversion into
class A shares, there is no
ability to convert back into
class B shares.

Anti-Takeover Effects of Various Provisions of Wisconsin Law and Our Articles of Incorporation and Bylaws

        Provisions of Wisconsin law have certain anti-takeover effects. Our articles of incorporation and bylaws also contain provisions that may have similar effects.

        Wisconsin Anti-Takeover Statute

        Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law, or the WBCL, restrict a broad range of business combinations between a Wisconsin corporation and an “interested stockholder” for a period of three years unless specified conditions are met. The WBCL defines a “business combination” as including certain mergers or share exchanges, sales of assets, issuances of stock or rights to purchase stock and other related party transactions. An “interested stockholder” is a person who beneficially owns, directly or indirectly, 10% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting stock within the last three years. During the initial three-year period after a person becomes an interested stockholder in a Wisconsin corporation, with some exceptions, the WBCL prohibits a business combination with the interested stockholder unless the corporation’s board of directors approved the business combination or the acquisition of the stock by the interested stockholder prior to the acquisition date. Following this three-year period, the WBCL also prohibits a business combination with an interested stockholder unless:

•	the board of directors approved the acquisition of the stock prior to the acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not owned by the interested stockholder;

•	the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount; or

•	the business combination is of a type specifically excluded from the coverage of the statute.

        Sections 180.1130 to 180.1133 of the WBCL govern certain mergers or share exchanges between public Wisconsin corporations and significant shareholders, and sales of all or substantially all of the assets of public Wisconsin corporations to significant shareholders. These transactions must be approved by 80% of all shareholders and two-thirds of shareholders other than the significant shareholder, unless the shareholders receive a statutory “fair price.” Section 180.1130 of the WBCL generally defines a “significant shareholder” as the beneficial owner of 10% or more of the voting power of the outstanding voting shares, or an affiliate of the corporation who beneficially owned 10% or more of the voting power of the then outstanding shares within the last two years.

        Section 180.1150 of the WBCL provides that in particular circumstances the voting power of shares of a public Wisconsin corporation held by any person in excess of 20% of the voting power is limited to 10% of the voting power these excess shares would otherwise have. Full voting power may be restored if a majority of the voting power of shares represented at a meeting, including those held by the party seeking restoration, are voted in favor of the restoration. This voting restriction does not apply to shares acquired directly from the corporation.

        Section 180.1134 of the WBCL requires shareholder approval for some transactions in the context of a tender offer or similar action for more than 5% of any class of a Wisconsin corporation’s stock. Shareholder approval is required for the acquisition of more than 5% of the corporation’s stock at a price above market value from any person who holds more than 3% of the voting shares and has held the shares for less than two years, unless the corporation makes an equal offer to acquire all shares. Shareholder approval is also required for the sale or option of assets that amount to at least 10% of the market value of the corporation, but this requirement does not apply if the corporation has at least three independent directors and a majority of the independent directors vote not to have this provision apply to the corporation.

        In addition to the anti-takeover provisions described above, various provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may be deemed to have anti-takeover effects.

        Transfer Restrictions on Class B Shares

        Our class B common stock has ten votes per share, while our class A common stock has one vote per share and our class C common stock has two votes per share. As of August 23, 2004, shares of class B common stock constitute about 59% of our total outstanding common stock on a fully diluted basis (excluding the shares owned by Old Journal) and about 93% of our total voting power. As a result, our capital structure may deter a potential change in control because our voting power is concentrated in our class B common stock. These shares cannot be transferred at any time except for:

•	transfers to us;

•	transfers to certain trusts for the benefit of individual beneficiaries or to any organization described in Section 501(c)(3) of the Internal Revenue Code;

•	transfers to a designated purchaser in a tender offer approved by our board;

•	if the holder is a corporation or other business entity, then transfers upon its dissolution or liquidation to its shareholders who are “Family Successors” as that term is defined in the articles of incorporation;

•	if the holder is a trust, then transfers to its beneficiaries who are Family Successors; or

•	transfers to our employee benefit plans, active employees, Matex Inc. or us pursuant to "option events."

        Any attempted transfer of our class B shares in violation of our articles of incorporation will be void. These restrictions on transfer of our class B common stock have the effect of preventing potential acquirors from obtaining voting control in a transaction not approved by our board, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the class A common stock. As a result, these provisions may be a deterrent to a potential acquisition transaction.

        Staggered Board of Directors

        Our articles of incorporation and bylaws provide that the board of directors is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The articles provide that any vacancies on the board of directors can be filled only by the affirmative vote of a majority of the directors in office. Any director so elected will serve until the next election of the class for which he or she is chosen and until his or her successor is duly elected and qualified.

        No Cumulative Voting

        The WBCL provides that shareholders are denied the right to cumulate votes in the election of directors unless the articles of incorporation provide otherwise. Our articles of incorporation do not provide for cumulative voting.

      Meeting Procedures; Advance Notice Requirements for Shareholder Proposals and Director Nominations; Procedures for Calling aSpecial
Meeting

        Our bylaws also provide the board with discretion in postponing shareholder meetings, including, within certain limits, special meetings of shareholders. Additionally, the President or the board (acting by resolution) can adjourn a shareholder meeting at any time before business is transacted at the meeting.

        Our bylaws also provide that shareholders seeking to bring business before an annual meeting must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a shareholder’s notice shall be received on or before December 31 of the year immediately preceding the annual meeting ; provided, however, that in the event that the date of the annual meeting is on or after May 1 in any year, notice by the shareholder to be timely must be so received not later than the close of business on the day which is determined by adding to December 31 of the year immediately preceding such annual meeting the number of days starting with May 1 and ending on the date of the annual meeting in such year. The bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

        Our bylaws also establish a procedure which shareholders seeking to call a special meeting of shareholders must satisfy. This procedure involves notice to us, the receipt by us of written demands for a special meeting from holders of 10% or more of all the votes entitled to be cast on any issue proposed to be considered, a review of the validity of such demands by an independent inspector and the fixing of the record and meeting dates by the board. In addition, shareholders demanding a special meeting must deliver a written agreement to pay the costs incurred by us in holding a special meeting, including the costs of preparing and mailing the notice of meeting and the proxy materials for the solicitation of proxies, in the event such shareholders are unsuccessful in their proxy solicitation.

        Director Removal

        Our articles of incorporation provide that any director may be removed from office, but only for cause by the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote in the election of directors. However, if at least two-thirds of the directors plus one director vote to remove a director, that director can be removed without cause by the affirmative vote of a majority of the outstanding shares entitled to vote.

        Authorized But Unissued Shares

        Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We could use these additional shares for a variety of corporate purposes, including future public offerings (following this offering) to raise additional capital, corporate acquisitions and issuances under employee benefit plans. Additionally, we could issue a series of preferred stock that could, depending on its terms, impede the completion of a merger, tender offer or other takeover attempt. The board will make any determination to issue such shares based on its judgment as to the best interests of our company and our shareholders. The board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the class A common stock.

        Supermajority Provisions

        Our articles of incorporation contain provisions that require the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote in order to amend certain anti-takeover provisions of the articles of incorporation or bylaws. In addition, the affirmative vote of (i) shareholders holding at least 66 2/3% of the voting power of the then outstanding class A shares and class B shares, considered for this purpose as a single class, and (ii) shareholders holding at least 66 2/3% of the voting power of the then outstanding class C shares is required to undertake (a) a sale or other business combination of New Journal, (b) a sale of the Milwaukee Journal Sentinel or (c) a relocation of the corporate headquarters outside of the Milwaukee area. These provisions could have the effect of discouraging takeover attempts that some, or a majority, of New Journal’s shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the class A common stock.

        Amendments to Articles of Incorporation

        The WBCL allows us to amend our articles of incorporation at any time to add or change a provision that is required or permitted to be included in the articles of incorporation or to delete a provision that is not required to be included in the articles of incorporation. The board can propose one or more amendments for submission to shareholders and may condition its submission of the proposed amendment on any basis if it provides certain notice and includes certain information regarding the proposed amendment in that notice. The provisions in our articles of incorporation relating to (a) the structure of the board, (b) certain amendments to the bylaws and (c) supermajority voting on certain transactions may only be amended by the approval of 66 2/3% of the voting power of the then outstanding shares entitled to vote.

        Preemptive Rights

        No holder of our common stock has any preemptive or subscription rights to acquire shares of our common stock.

        Transfer Agent and Registrar

        Wachovia Bank, N.A. is the transfer agent and registrar for our common stock. Its address is PA 1328, 123 South Broad Street, Philadelphia, Pennsylvania 19109-1199, Attn: Journal Communications, Inc. and its telephone number is 1-888-396-0853.

Agreement with the Grant Family Shareholders

        Pursuant to the terms and conditions of the shareholders agreement, dated May 12, 2003, among us, Old Journal and the Grant family shareholders, the Grant family shareholders agreed not to transfer any of their shares during the three years following our initial public offering, except as otherwise provided for in the agreement or pursuant to a Board-approved business combination transaction or under Rule 144 of the Securities Act. In addition, the Grant family shareholders agreed that they will not exercise their rights under our articles of incorporation to purchase any available shares of class B common stock if, after the proposed purchase, the Grant family shareholders would own more than 17% of the class B common stock then outstanding.

        The shareholders agreement gives us the right to redeem approximately 18.5% of the Grant family shareholders’ class B shares, at 105% of the average closing price of the class A shares, during the period beginning on March 17, 2005 and ending on September 12, 2005. In addition, each year beginning in 2004, we may redeem, at 105% of the average closing price of the class A shares, class B shares then owned by the Grant family shareholders if the Grant family shareholders own more than 17% of the class B shares then outstanding. In either case, the Grant family shareholders may, before the redemption occurs, convert their class B shares subject to the redemption into class A shares without complying with the class B offer procedures set forth in our articles of incorporation.

        The shareholders agreement provides the Grant family shareholders with certain rights to register with the SEC some or all of their shares for resale to the public. Beginning September 13, 2005, the Grant family shareholders have the right to “demand” the registration of their shares, for resale, subject to the limitations described below. The Grant family shareholders also have the right to participate in certain of our proposed stock offerings to the public, subject to certain conditions. Notwithstanding these rights, we will not be obligated to effect any Grant family shareholder “demand” to register shares within 180 days after (1) the effective date of a registration in which the Grant family shareholders were notified of their rights to participate in an offering of ours or (2) any other registration of theirs. In addition, we may postpone for up to 180 days the filing or the effectiveness of any such Grant family shareholders’ “demand” registration statement if our board of directors determines that effecting such registration would have certain negative consequences.

        The shareholders agreement also provides that, beginning with the 2004 annual meeting, the Grant family shareholders will have the right to propose one director nominee to the Board (or, if the Board is comprised of more than 11 directors, the Grant family shareholders will have the right to propose two director nominees). This right terminates when the Grant family shareholders hold less than 5% of the outstanding shares of our common stock. The Grant family shareholders’ nominee will be subject to applicable professional and governance standards. In connection therewith, the Grant family shareholders agreed to take all actions necessary to elect all of our recommended nominees for director. At the 2004 annual meeting of shareholders, the Grant family shareholders nominated, and our shareholders elected, David G. Meissner as a Class I director until the 2007 annual meeting of shareholders.

PLAN OF DISTRIBUTION

        We are registering all 3,500,000 class B shares on behalf of certain selling shareholders. We issued all of the class B shares pursuant to a registration statement on Form S-4 and, as a result, the class B shares are freely tradable (subject to the transfer restrictions and purchase option procedures contained in our articles of incorporation), except for any such shares acquired or held by Old Journal (or any other affiliate of ours, other than the Grant family shareholders), which shares, pursuant to Rule 145 of the Securities Act will remain subject to the resale limitations of Rule 144 of the Securities Act and except for any such shares acquired or held by the Grant family shareholders, which shares will remain subject to the additional transfer limitations set forth in the shareholders agreement, described under “Description of our Capital Stock – Agreement with the Grant Family Shareholders.” Rule 145 provides that an affiliate who receives shares in a transaction such as the share exchange with respect to which there has been a vote of shareholders will be subject to the resale limitations of Rule 144. We will not receive proceeds from this offering.

        The selling shareholders named in this prospectus may sell the class B shares from time to time to other eligible purchasers in the “B market.” With certain limited exceptions, in order to sell class B shares, class B shareholders must first provide our transfer agent with a properly completed sales offer form (a “voluntary transfer/conversion notice”). Upon submission of such form/notice, the following persons will have options to purchase the shares subject to that form/notice, in the following order: (i) our employee benefit plans; (ii) employee eligibles (our active employees and our directors); (iii) Matex Inc. (one of the Grant family shareholders); and (iv) us. Persons wishing to buy class B shares must have listed themselves as active buyers for up to a set number or specified dollar amount of shares on a register maintained by our transfer agent. Offers to sell are matched with purchasers, provided one or more active purchasers are then available, within three business days after the “option event date” for a sales offer form/notice. If a purchase option is exercised, then the class B shares will be sold to the eligible purchaser and remain class B shares. If no purchase option is exercised, then the shareholder can (i) retain the class B shares, or (ii) after the expiration of the public sale restriction periods, convert the class B shares into class A shares, which would be freely transferable (subject to applicable law).

        The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

        We will bear all costs, expenses and fees in connection with the registration of the class B shares and the operation of the “B market.” There is a small administrative fee charged to the seller of shares in the “B market.”

LEGAL MATTERS

        Certain legal matters with respect to this offering and the shares of our class B common stock offered by this prospectus will be passed upon for us by Foley & Lardner LLP, Milwaukee, Wisconsin.

EXPERTS

        The consolidated financial statements and schedule of Journal Communications, Inc. at December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 incorporated by reference in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

        The following is a list of estimated expenses to be borne by the Registrant in connection with the issuance and distribution of the securities being registered hereby:

Registration fee	$ 7,073
Printing costs	$ 5,000
Legal fees and expenses	$ 10,000
Accounting fees and expenses	$ 15,000
Miscellaneous	$ 2,927

Total	$ 40,000

        All of the above expenses, except the registration fee, are estimates.

Item 15.    Indemnification of Directors and Officers.

        The Bylaws of the Registrant provide that the directors and officers of the Registrant, members of the committee formed under Article 2 of the Registrant’s Articles of Incorporation, any trustee of any employee benefit plan of the Registrant and any person serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture or trust are entitled to mandatory indemnification from the Registrant against certain liabilities (which may include liabilities under the Securities Act of 1933) and expenses (i) to the extent such persons are successful in the defense of a proceeding and (ii) in proceedings in which the person is not successful in defense thereof, unless (in the latter case only) it is determined that such person breached or failed to perform his or her duties to the Registrant and such breach or failure constituted: (a) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the person had a material conflict of interest; (b) a violation of the criminal law, unless the person had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the person derived an improper personal profit; or (d) willful misconduct. It should be noted that the Wisconsin Business Corporation Law specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. In addition, the Wisconsin Business Corporation Law would require mandatory indemnification of directors and officers of the Registrant under certain circumstances, as more fully described in Sections 180.0850 through 180.0859 thereof. Additionally, under the Wisconsin Business Corporation Law, directors of the Registrant are not subject to personal liability to the Registrant, its shareholders or any person asserting rights on behalf thereof, for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those outlined in (a) through (d) above.

        Expenses for the defense of any action for which indemnification may be available are required to be advanced by the Registrant under certain circumstances.

        The indemnification provided by the Wisconsin Business Corporation Law and the Registrant’s Bylaws is not exclusive of any other rights to which a director, officer or other person may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer, director or other person may be required to bear the economic burden of the foregoing liabilities and expense.

II-2

        The Registrant also maintains director and officer liability insurance against certain claims and liabilities which may be made against the Registrant’s former, current or future directors or officers or persons serving at the request of the Registrant or positions with other entities as described above.

Item 16.    Exhibits.

        The exhibits listed in the accompanying Exhibit Index are filed (except where otherwise indicated) as part of this Registration Statement.

Item 17.     Undertakings.

        1.        The undersigned Registrant hereby undertakes:

            a.        To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                i.        To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                ii.        To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                iii.        To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs 1(a)(i) and 1(a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

            b.        That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            c.        To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        2.        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        3.        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

II-3

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on August 25, 2004.

JOURNAL COMMUNICATIONS, INC.
By: /s/ Steven J. Smith
Steven J. Smith
Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Steven J. Smith and Paul M. Bonaiuto, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any additional registration statement to be filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Steven J. Smith	Chairman of the Board and Chief Executive Officer	August 25, 2004
Steven J. Smith	(Principal Executive Officer)
/s/ Paul M. Bonaiuto	Executive Vice President and Chief Financial	August 25, 2004
Paul M. Bonaiuto	Officer (Principal Financial Officer)
/s/ Anne M. Bauer	Vice President and Controller (Principal	August 25, 2004
Anne M. Bauer	Accounting Officer)
/s/ Don H. Davis, Jr.	Director	August 25, 2004
Don H. Davis, Jr
/s/ David J. Drury	Director	August 25, 2004
David J. Drury
/s/ James L. Forbes	Director	August 25, 2004
James L. Forbes

S-1

Signature	Title	Date

/s/ David G. Meissner	Director	August 25, 2004
David G. Meissner
/s/ Roger D. Peirce	Director	August 25, 2004
Roger D. Peirce
/s/ Mary Ellen Stanek	Director	August 25, 2004
Mary Ellen Stanek

S-2

EXHIBIT INDEX

Exhibit Number	Document Description

(4.1)	Credit Agreement, dated as of September 5, 2003, by and among (i) The Journal Company (now known as Journal Communications, Inc.), as Borrower; (ii) Journal Communications, Inc. (now known as The Journal Company), as Guarantor; (iii) certain subsidiaries of Journal Communications, Inc. (now known as The Journal Company), as Guarantors; (iv) U.S. Bank National Association, as Lead Arranger and Administrative Agent; and (v) the several lenders from time to time parties thereto (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K, filed September 9, 2003, of The Journal Company (now known as Journal Communications, Inc.) [Commission File No. 1-31805]).

(4.2)	Shareholders Agreement, by and among Journal Communications, Inc. (now known as The Journal Company), The Journal Company (now known as Journal Communications, Inc.), Matex Inc. and Abert Family Journal Stock Trust, dated as of May 12, 2003 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 (Reg. No. 333-105210) of The Journal Company (now known as Journal Communications, Inc.)).

(5)	Opinion of Foley & Lardner LLP.

(23.1)	Consent of Ernst & Young LLP.

(23.2)	Consent of Foley & Lardner LLP (contained in Exhibit 5).

(24)	Powers of Attorney (contained on the signature page hereto).

E-1